UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1/A

Information Statement Pursuant to Section 14(f)
of The Securities Exchange Act of 1934

Notice of Change in the Majority of Directors

October 31, 2003

ALTUS EXPLORATIONS INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

333-81512
(Commission File Number)

98-0351734
(IRS Employer Identification No.)

#100 - 8900 Germantown Road, Olive Branch, Mississippi, 38654 USA
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 662-893-7376

_____________________________________________________________________________________________

ALTUS EXPLORATIONS INC.

SCHEDULE 14f1 - INFORMATION STATEMENT

INTRODUCTION

This information statement is being mailed on or about November 12, 2003 to you and other holders of record of the common stock of Altus Explorations Inc. as of the close of business on October 28, 2003. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

On November 22, 2003, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, Bassam Nastat and Don Sytsma will be appointed as directors of our company. The appointments of Bassam Nastat and Don Sytsma are made in connection with the acquisition by Milton Cox of 187,500 voting shares of our company, which Mr. Cox acquired from Michael Twyman, our former President.

VOTING SECURITIES

The authorized capital stock of our company consists of 25,000,000 shares of common stock with a par value of $0.001 per share, of which 1,079,800 shares of common stock are issued and outstanding as of the date of this information statement. We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 28, 2003, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Andrew Stewart 3301 - 1009 Expo Blvd. Vancouver, B.C. V6Z 2V9 Canada	50,000	4.6%
Michael Twyman 1176 Premier Street North Vancouver, B.C. V7J 2H3 Canada	212,500	19.7%
Milton Cox 7227 Winchester Road, #258 Memphis, TN 38118 U.S.A.	187,500	17.4%
Directors and Executive Officers as a Group	450,000 common shares	41.7%

(1) Based on 1,079,800 shares of common stock issued and outstanding as of October 28, 2003. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

CHANGE IN CONTROL

On October 1, 2003 Milton Cox, our current President, acquired 187,500 of our common shares from Michael Twyman, our former President, representing 17.4% of our issued and outstanding voting shares. The change in control is occurring primarily as a result of this transaction.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and executive officers on November 13, 2003 upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Milton Cox	Director, CEO and President	56	October 1, 2003
Andrew Stewart	Director and Secretary	31	November 2, 2001
Michael Twyman	Director	43	November 2, 2001
Bassam Nastat	Director	35	November 22, 2003
Don Sytsma	Director, CFO and Treasurer 	46	November 22, 2003

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Milton Cox

Mr. Cox became a Director, our CEO and President on October 1, 2003.

Mr. Cox holds an MBA in Finance from the University of Mississippi. From 1982 to the present Mr. Cox has been the President and CEO of National Diamond Corporation of Memphis, Tennessee, a company with interests in the mining, cutting and distribution of cut and polished diamonds worldwide. In addition, Mr. Cox is also presently the President and CEO of CodeAmerica Investments, LLC, an oil and gas exploration company.

Andrew Stewart

Mr. Stewart became a Directorand our Secretary on November 2, 2001.

Mr. Stewart is a lawyer in British Columbia (BC), Canada where he practices corporate and securities law. Since April 2001 Mr. Stewart has been a director of Geocom Resources Inc., a resource exploration company. Since January 2001 Mr. Stewart has been the Secretary and director of Universco Broadband Networks Inc., a private BC company providing broadband wireless services. From April 2001 to June 2003, Mr. Stewart was the President and a director of Gusana Exploration Inc., a resource exploration company.

From November 2000 to May 2001 Mr. Stewart practiced as a corporate and securities lawyer with Catalyst Corporate Finance Lawyers, in Vancouver, BC. From May 1999 to November 2000 Mr. Stewart practiced as a tax lawyer with Thorsteinssons, where he assisted clients with a variety of corporate tax planning, compliance and litigation matters. In 1998 Mr. Stewart obtained his Master of Laws from the University of Cambridge, England. In 1997 Mr. Stewart obtained his Bachelor of Laws from the University of Alberta (Silver Medal) with Distinction. Mr. Stewart also holds his Bachelor of Arts from UBC.

Michael Twyman

Mr. Twyman became a Director on November 2, 2001.

Since 1993 Mr. Twyman has been the Vice President of the Casierra Diamond Corporation, a private exploration company in Vancouver, British Columbia. From 1989 to 1993 Mr. Twyman was the Project Manager for Ainsworth Jenkins Holdings Inc., a private exploration company in Vancouver, British Columbia. From 1984 to 1989 Mr. Twyman was a Consultant Geologist based on Vancouver, British Columbia, performing contract work in Canada, Africa, Mexico. In 1997 Mr. Twyman completed the Going Public/Continuous Disclosure Course in respect of the legal reporting obligations applicable to public companies, at Simon Fraser University.

In 1984 Mr. Twyman received his B.Sc. in Geology from the University of British Columbia. He is currently undertaking to complete his B.A. in Psychology at Simon Fraser University. Mr. Twyman is a Fellow of the Geological Society of Canada.

Bassam Nastat

Mr. Nastat will become a Director on November 22, 2003.

Since 2000, Mr. Nastat has been the vice-president of project development and finance of CodeAmerica Investments, LLC., Olive Branch. Mr. Nastat works with CodeAmerica Investments to liaise with their investor base and develops financing strategies to take advantage of exploration opportunities in Texas, Wyoming and Alaska. Mr. Nastat also prepares and presents proposals to industry partners and private investor for development of oil and gas properties.

From 1997 to 2000, Mr. Nastat was a financial consultant in the Private Client Group of Merril Lynch, Toronto, Ontario. Mr. Nastat enrolled in the Midland Walwyn Financial (currently, Merril Lynch) advisor program and became a broker at their Mississauga Carriage House Branch. From 1996 to 1997, Mr. Nastat worked in the International Settlements Department of Midland Walwyn (currently, Merril Lynch) in Toronto, Ontario. Mr. Nastat was responsible for reconciliation of the Midland Walwyn's US and European transactions that were cleared through the firm's International Settlement Department.

Don Sytsma

Mr. Sytsma will become a Director, our CFO and Treasurer on November 22, 2003.

From 1995 to 2003, Mr. Sytsma has provided business and financial consulting services to domestic and international energy clients. In this capacity Mr. Sytsma has held the several positions with companies in the natural gas industry, namely, as president of DLS Energy Associates, LLC; vice-president of R.J. Rudden Associates, Inc.; principal of H&H Energy Consultants and as a director of Harrington & Hrehor Energy Consulting Group.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Currently our audit committee consists of Messrs. Stewart and Cox. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year in an amount exceeding $60,000.

None of the current directors or officers of our company are related by blood or marriage.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

There has not been any compensation awarded to, earned by, or paid to our directors and executive officer for the last three completed financial years.

Stock Options/SAR Grants, Aggregate Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

There were no grants of stock options or stock appreciation rights made during the fiscal year ended December 31, 2002 to our executive officers and directors. There were no stock options outstanding as at December 31, 2002.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Directors Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings and other than indicated below, we did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2002.

Employment Contracts

We currently do not have any employment agreements with any of our directors, officers or any other persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTUS EXPLORATIONS INC.

/s/ Milton Cox
Milton Cox, President and Director

Date: November 12, 2003.